FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __EHCP Corporate Finance, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3350 Riverwood Parkway, Suite 2150__
(No. and Street)

__Atlanta__   __GA__   __30339__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Todd Watkins__   __404-890-7703__   __twatkins@edgehcp.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Rubio CPA, PC__
(Name – if individual, state last, first, and middle name)

__3500 Lenox Road NE, Suite 1500__ __Atlanta__   __GA__   __30326__
(Address)   (City)   (State)   (Zip Code)

__5/5/09__   __3514__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form

OATH OR AFFIRMATION

I, __J. Todd Watkins_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __EHCP Corporate Finance, LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUMMER LANE
Notary Public
State of South Carolina
My Commission Expires Apr 12, 2032

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EHCP CORPORATE FINANCE, LLC

Financial Statements

For the Year Ended December 31, 2024
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EHCP Corporate Finance, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

February 18, 2025
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

EHCP Corporate Finance, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	23,932
Prepaid expenses and other assets		1,216
Total Assets	$	25,148

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	2,315
Due to Member		1,432
Total liabilities		3,747
Member's Equity		21,401
Total Liabilities and Member's Equity	$	25,148

See accompanying notes.

EHCP Corporate Finance, LLC
Statement of Operations
For The Year Ended December 31, 2024

Revenue		
Investment banking	$	-
Total revenue		-
Expenses		
Professional services		32,578
Occupancy		3,521
Technology and communications		1,377
Other		5,760
Total expenses		43,236
Net Loss	$	(43,236)

See accompanying notes.

EHCP Corporate Finance, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2024

Balance, December 31, 2023	$	19,402
Member contributions		45,235
Net loss		(43,236)
Balance, December 31, 2024	$	21,401

See accompanying notes.

EHCP Corporate Finance, LLC
Statement of Cash Flows
For The Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(43,236)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses and other assets		(91)
Accounts Payable and accrued expenses		(230)
Due to Member		489
Net cash used by operating activities:		(43,068)
Cash Flows From Financing Activities:		
Member contributions		45,235
Net Cash Provided By Financing Activities		45,235
Net Increase In Cash		2,167
Cash at the beginning of the year		21,765
Cash at the end of the year	$	23,932
Supplemental Information:		
Non - Cash Financing Activity		
Contributions of expenses paid by member	$	5,235

See accompanying notes.

Note A - Description of Business and Summary of Significant Accounting Policies

Description of Business: EHCP Corporate Finance, LLC, (the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. The Company is a single member limited liability company owned 100% by Edge Healthcare Partners, LLC ("Member"). As a limited liability company, the member's liability is limited to its investment.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were used.

Cash: The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.   Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Income Taxes: The Company's income or loss is reported in the member's S Corporation income tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*.

Note A - Description of Business and Summary of Significant Accounting Policies – continued

<u>Subsequent Events</u>: Subsequent events were evaluated through the date the financial statements were issued.

Note B - Related Party Transactions

The Company has an expense sharing agreement with its Member whereby rent and certain operating expenses are paid by the Member on the Company's behalf. These expenses are allocated to the Company based on estimated usage. Allocated expenses amounted to $5,724 during the year ended December 31, 2024. The balance due to Member on the accompanying statement of financial condition arose from this expense sharing agreement.

Separately, the Member at times pays for operating expenses for the benefit of the Company for which reimbursement is subsequently requested or the amount due is forgiven. There was no balance due to the Member within the accompanying statement of financial condition as of December 31, 2024, as a result of such payments.

Financial condition and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

Note C - Net Capital Requirement

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2024, the Company had net capital of $20,185 which exceeded the minimum net capital requirement of $5,000 by $15,185. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.00.

Note D – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note E – Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Note F – Net Loss

The Company incurred a loss for 2024 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

EHCP Corporate Finance, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission
As of December 31, 2024

Computation of Net Capital

Total member's equity	$	21,401
Deduction for non-allowable assets:		
Prepaid expenses and other assets		1,216
Net capital	$	20,185
Aggregate indebtedness		
Accounts payable and accrued expenses	$	2,315
Due to Member		1,432
Total aggregate indebtedness	$	3,747
Minimum net capital requirement		
Net capital	$	20,185
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	15,185
Percentage of aggregate indebtedness to net capital		18.56%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2024.

There is no significant difference between the preceding computation and the Company's net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2024.

EHCP Corporate Finance, LLC

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 16, 2025

Rubio CPA, PC
3500 Lenox Road
Suite 1500
Atlanta, GA 30326

To Whom It May Concern:

We, as members of management of EHCP Corporate Finance, LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provi sions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving selling tax shelters or limited partnerships in primary distributions, private placement of securities and mergers and acquisitions throughout the year ended December 31, 2024, without exception.

•

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024 to December 31, 2024 without exception.

Signed: ________________________________

Name: J. Todd Watkins

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) EHCP Corporate Finance, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) EHCP Corporate Finance, LLC stated that it conducted business activities involving selling tax shelters or limited partnerships in primary distributions, private placements of securities and mergers and acquisitions throughout the year ended December 31, 2024, without exception, and (3) EHCP Corporate Finance, LLC stated that EHCP Corporate Finance, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. EHCP Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EHCP Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 18, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC